SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


 [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of

     1934 For the Fiscal Year Ended December 31, 2005

                                       or

 [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act

     of 1934 For the transition period from _______________ to ______________


Commission File Number: 001-10607
                        ---------

                                  -------------


                           GREAT WEST CASUALTY COMPANY
                               PROFIT SHARING PLAN

                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601

















                                 Total Pages: 14

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.


                                   GREAT WEST CASUALTY COMPANY
                                   PROFIT SHARING PLAN, Registrant


                                   By, /s/ Hugh H. Fugleberg
                                      -----------------------------------------
                                      Hugh H. Fugleberg, Plan Committee Member


                                   By, /s/ Vickie Hirschert
                                      -----------------------------------------
                                      Vickie Hirchert, Plan Committee Member


                                   By, /s/ R. Scott Rager
                                      -----------------------------------------
                                      R. Scott Rager, Plan Committee Member


                                   By, /s/ Gaylen L. TenHulzen
                                      -----------------------------------------
                                      Gaylen L. TenHulzen, Plan Committee Member



Dated: May 19, 2006

                           GREAT WEST CASUALTY COMPANY

                               PROFIT SHARING PLAN















                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE
                 for the years ended December 31, 2005 and 2004

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN

                          Index to Financial Statements


--------------------------------------------------------------------------------


                                                                        Page No.


Report of Independent Registered Public Accounting Firm                    1

Financial Statements:
   Statements of Net Assets Available for Benefits at
      December 31, 2005 and 2004                                           2

   Statements of Changes in Net Assets Available for Benefits
      for the years ended December 31, 2005 and 2004                       3

Notes to Financial Statements                                            4 - 9

Supplemental Schedule:
   Schedule of Assets (Held at End of Year) at December 31, 2005          10






Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

            Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of Great West Casualty Company Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Great West Casualty Company Profit Sharing Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ PricewaterhouseCoopers, LLP

Chicago, IL
June 23, 2006

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 2005 AND 2004                                           2
-------------------------------------------------------------------------------------------------


                                                                             December 31,
                                                                   ------------------------------
                                                                        2005            2004
                                                                   --------------  --------------
ASSETS:

Investments, at fair value:
    Old Republic International Corporation (ORI) common stock         $6,855,698      $5,660,947
    Pooled separate accounts                                          31,992,840      27,861,282
    Participant loans                                                  1,788,235       1,720,773
Investment, at contract value:
    PRIAC Guaranteed Long-Term Account                                18,621,369      18,016,808
                                                                   --------------  --------------

Net assets available for benefits                                    $59,258,142     $53,259,810
                                                                   ==============  ==============






The accompanying notes are an integral part of these financial statements.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004                                3
-------------------------------------------------------------------------------------------------


                                                                      Years Ended December 31,
                                                                   -----------------------------
                                                                        2005           2004
                                                                   --------------  --------------
Contributions:
  Employer                                                            $3,595,933      $3,304,732
  Employee                                                             2,093,113       1,820,761
                                                                   --------------  --------------
    Total contributions                                                5,689,046       5,125,493
                                                                   --------------  --------------

Investment Income:
  Interest from PRIAC Guaranteed Long-Term Account                       588,885         556,309
  Dividends from ORI common stock                                        388,114         109,175
  Net appreciation (depreciation) of ORI common stock                    191,450         (20,533)
  Net investment gain from pooled separate accounts                    2,245,552       2,795,508
  Interest from participant loans                                        107,173          89,530
                                                                   --------------  --------------
    Total investment income                                            3,521,174       3,529,989
                                                                   --------------  --------------

Deductions:
  Benefits paid to participants                                       (3,204,527)     (1,875,437)
  Administrative expenses                                                 (7,361)        (10,373)
                                                                   --------------  --------------
    Total deductions                                                  (3,211,888)     (1,885,810)
                                                                   --------------  --------------

    Net increase                                                       5,998,332       6,769,672

Net assets available for benefits:
  Beginning of year                                                   53,259,810      46,490,138
                                                                   --------------  --------------
  End of year                                                        $59,258,142     $53,259,810
                                                                   ==============  ==============





The accompanying notes are an integral part of these financial statements.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004               4
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The  following  brief  description  of the Great West  Casualty  Company  Profit
Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution profit-sharing plan sponsored by Great West Casualty Company (the Company), covering all eligible employees of the Company as well as its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions and Participant Accounts

Participants may contribute 1/2% to 15% of their annual wages to the Plan. In 2005 and 2004, the Company made matching contributions to the Plan equal to 25% of the first 6% of the employees' pre-tax contribution amount. Participants may elect to have their contributions invested in any one or more of thirteen separate investment funds. The Company may also contribute an additional nonmatching amount out of its current or accumulated profits, if any, as determined by the Company.

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contributions as described above and (b) Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(c) Eligibility and Vesting

Under the terms of the Plan, an employee shall become eligible for inclusion in the Plan 30 days following the first day he/she completes an hour of service and upon reaching age 21. An employee shall become eligible for employer discretionary contributions upon reaching age 21 and after completion of 1,000 hours of service in any one Plan year, beginning with date of hire. Minimum age for vesting service is 18 years.

All employee and employer matching contributions are immediately 100% vested. Participants become fully vested in the value of the discretionary contributions after 6 years of credited service.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004               5
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN, Continued

(d) Payment of Benefits

On termination of service, retirement, or death a participant or his/her beneficiary may elect to leave funds in the Plan or receive either a single-sum payment or purchase of a single premium life annuity contract. Net assets at December 31, 2005 and 2004, include funds totaling $5,499,110 and $4,923,285, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

(e) Forfeitures

All forfeitures are segregated until the employee has attained break(s) in service totaling five years. At that time, forfeitures are allocated pro-rata to each participant account according to their respective earnings for that year. There were unallocated assets of $521 and $601,651, respectively at December 31, 2005 and 2004, related to these forfeitures.

(f) Loans

Participants may elect to borrow from the Plan based upon specified conditions. A participant may have two outstanding loans at any time. Minimum single loan amount is $1,000. In no case shall the aggregate amount loaned to a participant exceed the lesser of the following: (a) $50,000 reduced by the excess of the highest outstanding balance of loans from the Plan during the one year period ending on the date before the date of the loan to the participant; or (b) 50% of the participant's vested interest. The interest rate on such loans is the prime rate as declared in the Wall Street Journal plus 1% at the time of loan origination. Principal and interest is repaid ratably through bi-weekly payroll deductions. Loans are repaid within 5 years or within 10 years if the loan is used to acquire the participant's principal residence. Interest rates on loans outstanding as of December 31, 2005 range from 5.00% to 10.00%.

(g) Administrative Expenses

The Company provides administrative support for the Plan and pays for certain administrative and trustee fees.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004               6
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN, Continued

(h) Catch-up Contributions

Effective January 1, 2002, Participants who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions to the Plan. The additional catch-up contributions permitted will be $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006. Thereafter, the catch-up amount shall be indexed for cost-of-living increases in $500 increments.

(i) Rollovers

Distributions from another "qualified" plan may be transferred into the Plan, provided that the Internal Revenue Code permits a tax-free rollover. Any amount so transferred will be placed in a rollover contribution account, which is fully vested. Withdrawals from rollover contribution accounts other than Plan loans are not allowed prior to termination of employment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c) Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004               7
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(d) Investments and Income Recognition

At December 31, 2003 the Plan had a contract with Connecticut General Life Insurance Company (CIGNA). On April 1, 2004 Prudential Financial, Inc. acquired CIGNA and formed Prudential Retirement Insurance and Annuity Company (PRIAC). As of this date, the thirteen pooled investment funds remain the same with the exception of the fund name changes. The Plan entered into a contract with PRIAC, where PRIAC maintains contributions in a contractholder's account and such contributions are allocated to thirteen separate pooled investment funds according to participant elections. The accounts are credited with earnings on the underlying investments and charges for Plan benefits paid and deductions for investment expenses, risk, profit and annual management fees charged by PRIAC. The pooled separate accounts are included in the financial statements at fair value.

The PRIAC Guaranteed Long - Term Account, which is a general account, is included in the financial statements at contract value, (which represent contributions made under the contract, plus earnings, less withdrawals and adminstrative expenses) because the account is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2005 and 2004 was $18,621,369 and $18,016,308, respectively. The average yield and crediting interest rates were approximately 3.45% and 3.15% for 2005 and 2004, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer and is evaluated every six months.

On December 29, 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004               8
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure requirements. Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciaiton in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

Old Republic International Corporation (ORI) common stock is stated at fair value based on quoted closing market value on the last business day of the year.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of the ORI stock account, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of this investment. Investment income is recorded on the accrual basis. Dividends on stocks are credited to income on the ex-dividend date.

(e) Benefit Payments

Benefit payments to participants are recorded upon distribution.

NOTE 3 - ASSETS GREATER THAN 5% OF PLAN ASSETS

Investments that represent 5% or more of plan assets are as follows:

                                                                             December 31,
                                                                          2005          2004
                                                                          ----          ----
PRIAC Guaranteed Long-Term Account                                    $18,621,369  $18,016,808
ORI Common Stock                                                        6,855,698   5,660,947
PRIAC Separate Account - Large Cap Value/LSV Asset Management           5,785,133     397,716
PRIAC Stock Market Index Account                                        5,030,516   4,780,275
PRIAC Separate Account - International Blend/The Boston Co.             4,226,456   3,145,958
PRIAC Separate Account - Alliance Balanced Shares Fund                  4,000,136   3,590,278
PRIAC Separate Account - Small Value/Perkins Wolf McDonnell             3,988,436   3,801,090

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS, Continued
                FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004                9
--------------------------------------------------------------------------------

NOTE 4 - TAX STATUS

The Internal Revenue Service has issued a determination letter, dated October 23, 2002, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 -  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100 percent vested in their accounts and are entitled to a distribution of their account balances.

NOTE 6 -  RELATED PARTY TRANSACTIONS

The ORI common stock is stock of Old Republic International Corporation, the ultimate parent of the Company. Plan assets include investments in thirteen pooled investment funds. These funds are related parties of PRIAC, which is a party in interest.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 2005                            10
--------------------------------------------------------------------------------

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
         -------------------------------------------------------------

                                                                                                                       (e)Contract/
                                                                                                                          Current
(a)  (b) Identity of Issue                                                  (c) Identity of Issue         (d) Cost         Value
---  ---------------------                                                  ---------------------         --------     -------------
 *   PRIAC Guaranteed Long-Term Account                                     Long-term investment fund         **        $18,621,369
 *   PRIAC Stock Market Index Account                                       Short-term investment fund        **          5,030,516
 *   ORI Common Stock                                                       Common Stock                      **          6,855,698
 *   PRIAC Separate Account- Corporate Bond Fund                            Pooled separate account           **            701,770
 *   PRIAC Separate Account- Small Value/Perkins Wolf McDonnell             Pooled separate account           **          3,988,436
 *   PRIAC Separate Account- Alliance Balanced Shares Fund                  Pooled separate account           **          4,000,136
 *   PRIAC Separate Account- Oakmark Select Fund                            Pooled separate account           **          1,532,090
 *   PRIAC Separate Account- Mid Cap Growth/Artisan Partners                Pooled separate account           **          1,794,498
 *   PRIAC Separate Account- Small Cap Growth/TimesSquare Fund              Pooled separate account           **            693,351
 *   PRIAC Separate Account- Lifetime 20                                    Pooled separate account           **            267,192
 *   PRIAC Separate Account- Lifetime 30                                    Pooled separate account           **            263,977
 *   PRIAC Separate Account- Lifetime 40                                    Pooled separate account           **          1,313,433
 *   PRIAC Separate Account- AP Fund                                        Pooled separate account           **              4,376
 *   PRIAC Separate Account- Lifetime 50                                    Pooled separate account           **            737,949
 *   PRIAC Separate Account- Lifetime 60                                    Pooled separate account           **            262,624
 *   PRIAC Separate Account- Large Cap Growth/Turner Investment Partners    Pooledtseparate account           **          1,390,903
 *   PRIAC Separate Account- International Blend/The Boston Co.             Pooled separate account           **          4,226,456
 *   PRIAC Separate Account- Large Cap Value/LSV Asset Managet Management   Pooled separate account           **          5,785,133
 *   Participants Loans                                                     Participant loans, interest rates
                                                                            range from 5.00% to 10.00%,
                                                                            are repaid in a series of
                                                                            substantially equal payments
                                                                            over the term of the loan                     1,788,235
                                                                                                                        ------------
                                                                                                                        $59,258,142
                                                                                                                        ============

*  Party in interest.
** Cost data has been omitted as all investments are participant directed.
